FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company

Dolly Varden Silver Corporation ("Dolly Varden" or the "Company")
Suite 3123 - 595 Burrard Street

PO Box 49139
Three Bentall Centre
Vancouver, BC V7X 1J1

2. Date of Material Change

August 19, 2024

3. News Release

News releases were disseminated in Canada on August 19, 2024 and August 20, 2024 through the services of GlobalNewswire, and copies were subsequently filed under the Company's profile on SEDAR+.

4. Summary of Material Change

On August 19, 2024, Dolly Varden announced that it entered into an agreement with Research Capital Corporation, as the sole bookrunner and co-lead underwriter, and together with Haywood Securities Inc. as co-lead underwriters, on behalf of a syndicate of underwriters, including Raymond James Ltd. (collectively, the "Underwriters"), pursuant to which the Underwriters agreed to purchase, on a bought-deal basis, a combination of securities of the Company. On August 20, 2024, Dolly Varden further announced that it entered into an amended agreement with the Underwriters to increase the size of the Offerings (as such term is defined below).

5.1 Full Description of Material Change

On August 19, 2024, Dolly Varden announced that it entered into an agreement with the Underwriters, pursuant to which the Underwriters agreed to purchase, on a bought-deal basis, a combination of securities of the Company, for aggregate gross proceeds to the Company of $25,000,000.

On August 20, 2024, Dolly Varden further announced that it entered into an amended agreement with the Underwriters to increase the size of the bought-deal financing such that the Underwriters have agreed to purchase, on a bought-deal basis, a combination of securities of the Company for aggregate gross proceeds to the Company of $28,000,000, consisting of (the "Offered Securities"):

(a) 10,000,000 common shares of the Company ("Common Shares") at a price of $1.00 per Common Share for gross proceeds of $10,000,000, to be issued under a prospectus supplement (the "Supplement") to the Company's final short form base shelf prospectus (the "Shelf Prospectus") dated April 25, 2023 ("Prospectus Offering"); and

(b) 14,400,000 Common Shares that will qualify as "flow-through shares" within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") (each, a "FT Share") at a price of $1.25 per FT Share for gross proceeds of $18,000,000, to be issued under a private placement ("Private Placement Offering", and together with the Prospectus Offering, the "Offerings").

The Company has also granted to the Underwriters an option to increase the size of the Offerings by up to an additional number of Offered Securities that in aggregate would be equal to 15% of the total number of Offered Securities to be issued under the Offerings, to cover over-allotments, if any, and for market stabilization purposes, exercisable at any time and from time to time up to 30 days following the closing of the Offerings.

The net proceeds from the sale of Common Shares will be used for working capital and general corporatepurposes. Thegross proceeds fromthesale of FT Shares willbe usedfor further exploration, mineralresource expansion and drilling in thecombined Kitsault Valley project, locatedin northwestern British Columbia, Canada, as well as for working capital as permitted, as Canadian Exploration Expenses as defined in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act and "flow through mining expenditures" as defined in subsection 127(9) of the Tax Act that will qualify as "flow-through mining expenditures" and "BC flow-through mining expenditures" as defined in subsection 4.721(1) of the Tax Act, which will be incurred on or before December 31, 2025 and renounced with an effective date no later than December 31, 2024 to the initial purchasers of FT Shares.

The first tranche of the Offerings is expected to close on or about September 4, 2024, or such earlier or later date as may be determined by the Underwriters (the "Closing"). A portion of the Private Placement Offering will close in a second tranche that is expected to occur in mid-September 2024. Closing is subject to the Company receiving all necessary regulatory approvals, including the approval of the TSX Venture Exchange to list, on the date of Closing, the Common Shares and the FT Shares.

In connection with the Prospectus Offering, the Company filed a Supplement to the Company's Shelf Prospectus, with the securities regulatory authorities in all provinces of Canada, except Quebec. Copies of the Shelf Prospectus, and the Supplement are available on SEDAR+ at www.sedarplus.ca. The Shelf Prospectus and Supplement contain, important detailed information about the Company and the Offerings. Prospective investors should read the Supplement and the accompanying Shelf Prospectus and the other documents the Company has filed on SEDAR+ at www.sedarplus.ca before making an investment decision.

The FT Shares will be offered to accredited investors in each of the provinces of Canada pursuant to applicable prospectus exemptions in accordance with National Instrument 45-106 - Prospectus Exemptions and will have a statutory hold period of four months and one day from Closing.

In connection with the Offerings, the Underwriters will receive an aggregate cash fee equal to 5.0% of the gross proceeds of the Offerings. Eventus Capital Corp. is a special advisor to the Company.

Pursuant to existing agreements with the Company, Hecla Canada Ltd. ("Hecla") and Fury Gold Mines Ltd. ("Fury") will be entitled to acquire Common Shares in connection with the Offerings at a price of $1.00 per Common Share to maintain their pro rata equity interest in the Company. If Hecla or Fury exercise their pro rata rights, any Common Shares issued will be in addition to those issued as part of the Offerings.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7. Omitted Information

Not applicable.

8. Executive Officer

Shawn Khunkhun, CEO and Director
Telephone: 1-604-602-1440
info@dollyvardensilver.com

9. Date of Report

August 28, 2023

Forward-Looking Statements

This material change report contains statements that constitute "forward-looking statements." Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. These forward‐looking statements or information relate to, among other things: receipt of all approvals related to the Offerings; the intended use of proceeds from the Offerings; the potential subscription of Hecla and Fury in connection with the Offerings and the expected Closing of the Offerings.

Forward-looking statements in this material change report include, among others, statements relating to expectations regarding the expected closing date of the Offerings, and other statements that are not historical facts. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; compliance with extensive government regulation; domestic and foreign laws and regulations could adversely affect the Company's business and results of operations; and the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company's securities, regardless of its operating performance.

The forward-looking information contained in this material change report represents the expectations of the Company as of the date of this material change report and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.